[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 29, 2018
Ken Ellington Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Cushing® ETF Trust Registration Statement on Form N-1A (File Nos. 811-23367 and 333-226449)
Dear Mr. Ellington and Ms. Vroman-Lee:
Thank you for your comments received today regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) filed by Cushing® ETF Trust (the “Trust”) on November 28, 2018 with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to four series of the Trust: Cushing® Energy & MLP ETF, Cushing® Utility & MLP ETF, Cushing® Transportation & MLP ETF and Cushing® Energy Supply Chain & MLP ETF (each individually a “Fund” and collectively the “Funds”).
We hereby confirm on behalf of the Trust that each of the Funds’ service provider agreements have been amended to make the Adviser a party to such agreements and provide that the Adviser shall pay the fees of such service providers, in accordance with the Funds’ unitary fee structure. However, the forms of amendments to such service provider agreements included as exhibits to Pre-Effective Amendment No. 2 included certain inadvertent typographical errors. We hereby confirm on behalf of the Trust that those typographical errors have been corrected and the final executed agreements and amendments will be promptly filed by the Trust as exhibits to a POS EX exhibit only post-effective amendment.
Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy